CLIFFORD L. NEUMAN, P.C.

Attorney at Law

TEMPLE-BOWRON HOUSE

1507 PINE STREET

BOULDER, COLORADO 80302

Telephone: (303) 449-2100

Facsimile: (303) 449-1045

E-mail: clneuman@neuman.com

July 2, 2012

Duc Dang, Senior Counsel

United States Securities and Exchange Commission

Washington, D.C.  20549

Re:

SRKP 16, Inc.

Amendment No. 3 to Form 8-K

Filed May 24, 2012

Amendment No. 1 to Preliminary Information Statement on Schedule 14C

Filed April 20, 2012

File No. 000-52932

Dear Mr. Dang,

On behalf of our client SRKP 16, Inc., (the “Company”) and in response to the comments of Staff dated June 7, 2012 regarding your review of our Form 8-K/A-3 as filed with the Commission on May 24, 2012 and our Amendment No. 1 to Preliminary Information Statement on Schedule 14C as filed with the Commission on April 20, 2012, please accept the following:

Comment No. 1:

Comment No. 1 raises the question of whether the federal proxy rules:  Section 14(a) et. seq. , Regulation 14A  and rules promulgated thereunder (collectively the “Proxy Rules”), were applicable to the Company and its then shareholders entering into the Share and Warrant Cancellation Agreement (the “Cancellation Agreement”) whereby the shareholders voluntarily agreed to surrender to the Company for cancellation certain shares of common stock and warrants owned by those shareholders.  For the reasons stated below, we believe that the Proxy Rules were not applicable to that contractual arrangement.

The Cancellation Agreement was a contract between the Company on the one hand and each of its then security holders on the other to accomplish a transaction, to wit:  the surrender and cancellation of outstanding securities, a property right held by each of the security holders.  The Cancellation Agreement accomplished what no corporate action, whether or not authorized by a majority of shareholders, could accomplish: namely the surrender of a private property right by the securityholder.

SRKP 16, Inc.

File No. 000-52932

Response Letter dated July 2, 2012

Analysis

In general, the terms used in Regulation 14A have the same meaning as elsewhere in the Exchange Act and its underlying rules. Rule 14a-1 provides additional definitions for purposes of the proxy solicitation rules:

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"Proxy" includes every proxy, consent or authorization within the meaning of Exchange Act Section 14(a), and the consent or authorization may take the form of failure to object or to dissent (Rule 14a-1(f)).

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"Proxy statement" means the statement required by Rule 14a-3(a)), whether or not contained in a single document (Rule 14a-1(g)).

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"Registrant" means the issuer of securities concerning which proxies are to be solicited (Rule 14a-1(j)).

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"Solicitation" includes: (1) any request for a proxy, whether or not accompanied by or included in a form of proxy; (2) any request to execute or not to execute, or to revoke, a proxy; and (3) the furnishing of a form of proxy or other communication to shareholders under circumstances reasonably calculated to result in a proxy's procurement, withholding, or revocation (Rule 14a-1(l)).

A proxy is the authority or power to act for another in connection with a corporate action requiring shareholder approval. (CCH ¶24,030.015).  Section 14(a) embodies a policy of broad disclosure designed to protect basic corporate suffrage rights.  See J.I. Case Co. v. Borak, 377 U.S. 426 (1964); see also Mills v. Electric Auto-Lite Co., 396 U.S. 375 (1970). But not every communication from management to corporate shareholders amounts to a solicitation under §14(a).  Brown v. Chicago, Rock Island & Pacific RR., 328 F.2d 122 (7th Cir. 1964).  The provision was intended to promote “the free exercise of the voting rights of stockholders by ensuring that proxies would be solicited with explanation to the stockholder of the real nature of the questions for which authority to cast his vote is sought.”  Mills at 381.  (emphasis added).  It is only when management solicits authorization for an action requiring shareholder approval under applicable law that proxy rules become pertinent;  solicitations to which those rules apply must involve corporate suffrage rights. Allen v. Lloyds of London, (4th Cir.) ’96-’97 CCH, Dec. ¶99,306.  Where there is no shareholder meeting held or contemplated, the proxy rules do not apply. Champion Parts Rebuilders, Inc. v. Cormier Corp., (N.D. Ill 1987)  1987 CCH Dec. ¶93,264.

Under the present circumstances, the Company never asked any security holder for the authority to act on their behalf in connection with the execution of the Cancellation Agreement.  Indeed, each shareholder acted on their own behalf in executing the Cancellation Agreement. Further, it is clear that the Cancellation Agreement involved neither (i) a corporate action requiring shareholder approval (since a corporation lacks the power to deprive a shareholder of their private property rights under any enabling legislation or applicable law, nor (ii) a shareholder meeting at which management is

SRKP 16, Inc.

File No. 000-52932

Response Letter dated July 2, 2012

seeking shareholder approval of a corporate action requiring shareholder approval under applicable law, nor (iii) any shareholder vote.  Rather the Cancellation Agreement accomplishes the relinquishment by a security holder of a private property right.  This could only be accomplished through the voluntary agreement of the security holder. It could never be accomplished by corporate action endorsed by applicable law.  As a result, we see no basis for the application of the Proxy Rules to a private contractual undertaking.

Comment No. 2.  The Company undertakes to file the Cedars Sinai Medical Center correspondence as an exhibit to a further amendment of the Form 8-K or, in the alternative, will include the correspondence as an exhibit to its next quarterly report on Form 10-Q.

The Company hereby acknowledges that:

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it is responsible for the adequacy and accuracy of the disclosures in this filing;

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staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

CLIFFORD L. NEUMAN, PC

By:

/s/ Clifford L. Neuman

Clifford L. Neuman